NO ACT

DC
PE
3-12-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 2 0 2008
Washington, DC 20549

March 20, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/20/2008

D. David Cohen
Attorney at Law
Jericho Atrium – Suite 133
500 No. Broadway
Jericho, NY 11753

Re: Point Blank Solutions, Inc.
Incoming letter dated March 12, 2008

Dear Mr. Cohen:

This is in response to your letters dated March 12, 2008 and March 18, 2008 concerning the shareholder proposal you submitted to Point Blank Solutions. We also have received a letter on Point Blank Solutions' behalf dated March 19, 2008. On March 10, 2008, we issued our response expressing our informal view that Point Blank Solutions could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel and
Associate Director

cc: Kenneth L. Henderson
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104-3300

D. DAVID COHEN
ATTORNEY AT LAW
JERICHO ATRIUM
SUITE 133
500 NO. BROADWAY
JERICHO, NEW YORK 11753

(516) 933-1700
(516) 933-7285
FAX: (516) 933-8454
E-MAIL: DDCLAWFM@AOL.COM

March 12, 2008

VIA TELECOPIER NO. 202-772-9201

Heather L. Maples, Esq.
Special Counsel
Office of Chief Counsel
Division of Corporation Finance

Point Blank Solutions, Inc.
Incoming letter dated February 21, 2008
Our File No.07323.001

Dear Ms. Maples:

I have the response of the Office of Chief Counsel, Division of Corporate Finance re: Point Blank Solutions, Inc. dated march 10th to the incoming letter dated February 21, 2008.

The response makes no reference to my objections to the exclusion of the Proposals. Those objections included the following assertions:

. . . the Proposals have been advanced in the best interests of the stockholders generally and the management. The Proposals all concern the proposed Settlement of pending litigation with former officers and directors, three of whom have been separately charged by the SEC and the U.S. Attorney with criminal violations of the Securities Laws and gross violations of their fiduciary responsibilities to the Company. The stockholders have nevr been heard in any balanced way as to the Proposed Settlement. This would be the first time that the stockholders would have a chance to voice their opinions and provide management with insight as to how they want their Company to act.

That Settlement has never been presented to the stockholders for an up and down vote, or any advisory action. It has never been presented to an Independent Board of Directors for an up and down vote. The current Board consists of seven persons, six of whom have never been elected by the stockholders of the Company, or previously presented for election; and five of whom have never voted for or against the Settlement.

A full copy of the prior submission is attached hereto on the odd chance that it was not on your desk at the time of the writing of the March 10th letter.

Given the full circumstances of the DHB criminal matters, frankly, it shocks the conscious that the Division would grant an untimely request for exclusions of proposals of this magnitude and significance to the stockholders and corporate governance of the entity.

I respectfully urge that the Division of Corporate Finance re-visit the issues, if at all possible.

Thank you for any consideration which may be forthcoming.

Very truly yours,

DDC/ea
Attachment

Cc: Kenneth L. Henderson, Esq.
Via Telecopier 212-541-1357

D. DAVID COHEN
ATTORNEY AT LAW
JERICHO ATRIUM
SUITE 133
500 NO. BROADWAY
JERICHO, NEW YORK 11753

(516) 933-1700
(516) 933-7285
FAX: (516) 933-8454
E-MAIL: DDCLAWFM@AOL.COM

FILE COPY

February 27, 2008

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Point Blank Solutions
Request for No-Action Letter regarding
Exclusion of Stockholder Proposal Submitted by
Mr. D. David Cohen
Our File No.07323.001

Ladies and Gentlemen:

This is a preliminary response to the request by counsel for Point Blank Solutions, Inc., formerly DHB Industries, Inc. (herein "DHB" or the "Company") for a No-Action Letter Regarding the Company's Exclusion of Stockholder Proposals (the "Proposals") previously submitted to the Company by the undersigned. The Proposals are re-submitted herewith, as Exhibit A hereof.

I respectfully submit that the No-Action Letter should be denied to the Company for two reasons:

First, it is untimely. Rule 14a 8(j)(1). See Section I Infra.

Second, the Proposals do not relate, as the Company contends, to "ordinary business operations" within the meaning of Rule 14A-8(i)(7). See Section II, Infra.

Notwithstanding the foregoing, on Thursday, February 21, 2008, the undersigned received a telephone call from David Kasakove, Esq., a partner of Bryan Cave LLP, Counsel to the Company, alerting me to the Company's request for No-Action Letter and inviting discussions. The undersigned has initiated a good faith effort with counsel to the Company to resolve any reasonable objections that the Company may have to the specific language of the Proposals, and/or to re-word those Proposals to avoid any conflict concerning inclusion/exclusion of the Proposals.

---

* * * * *

It is not the objective of the undersigned, a longterm stockholder of the Company, and its former general counsel in the mid-1990s, and 2000-2001, listing counsel (2001), and briefly its Executive Vice President, with special responsibility for corporate governance matters (January 1, 2002 to June 26, 2002),[1] to be obstreperous or to intervene in ordinary and regular management prerogatives.

On the contrary, the Proposals have been advanced in the best interests of the stockholders generally and the management. The Proposals all concern the <u>proposed</u> Settlement of <u>pending</u> litigation with former officers and directors, three of whom have been separately charged by the SEC and the U.S. Attorney with criminal violations of the Securities Laws and gross violations of their fiduciary responsibilities to the Company. The stockholders have never been heard in any balanced way as to the Proposed Settlement. This would be the first time that the stockholders would have a chance to voice their opinions and provide management with insight as to how they want their Company to act.

---

[1] Upon termination of my employment by David H. Brooks ("Brooks"), I promptly (July 11, 2002) provided a comprehensive warning to the Audit Committee of DHB that ______________________________. The warning ws ignored with consequences even more dire to the Company and its public stockholders than the undersigned had predicted.

Section I. The Company's Application for a No-Action Letter is untimely. Rule 14 8(j)(I).

DHB had held no Annual Meeting in 2006. (I and others sought a proper meeting).

DHB had held no annual meeting in 2007.

The Proposals for the 2008 Annual Meeting were provided to the Company and counsel on December 14, 2007.[2]

Now, suddenly, in 2008, the Company moves to hold their meeting in April, instead of May, June or July (the more typical meeting time for calendar year issuers). In this application, Company Counsel seeks to use the voluntarily selected advanced April date as a reason to deny the Division adequate time to act on their request for No-Action Letter on the exclusion of the Proposals.

The request for exclusion can be, and should be, summarily denied. If ever there was a situation which called for thoughtful full exploration of potentially complex issues relating to the exclusion of stockholder Proposals, this is it.

The critical events which permitted the failures at DHB occurred immediately after the passing of the Sarbanes/Oxley Act of 2002, a direct response to similar corporate failures (i.e. Enron). Title III of the Act made a number of changes to improve responsibility of public companies in assuring the integrity of their financial disclosures, empowering audit committee, certification of financial statements, forfeiture of bonuses and profits, and officer and director bars from service. It is unquestioned that in the DHB circumstances, the former Board engaged in conduct which amounted to a wholesale violation of the Title III provisions. Yet, the current Board seeks to leave standing, without stockholder review, without stockholder vote, and even without stockholder advisory indications, a proposed Settlement of a combined Class Action and Derivative Action, which such former management alone negotiated for itself, and which is so lopsided and unfair to the Company that, for the first time in history in an unprecedented action, the Department of Justice, both its civil division (under the Class Action Fairness Act) and its criminal division stand united opposed to the Settlement. The stockholders of DHB itself, should have at least one chance to be heard as to the Settlement.

The Company can give the Division adequate time for review by moving its meeting date forward by no more than three months. I have raised that possibility with Company Counsel. Of course,

[2] The transmittal letter was erroneously misdated December 14, 2006. Counsel to the Company then compounded the error by assuming the Proposals were intended for a never-held 2007 meeting.

the Company is in no way obligated to move its proposed meeting date. Should it, however, decide to keep the proposed accelerated date, that determination would be reason alone for denying the Company's "No Action" request.

Section II. The Proposals may not be excluded pursuant to Rule 14a-8(i)(7).

We agree that the underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting." Ordinary issues like pricing, marketing, personnel policies, routine litigation, etc. are clearly not proper for inclusion in proxy materials.

But, there was/is nothing ordinary and regular about the proposed, pending Settlement.

On August 30, 2005, DHB announced the discontinuation of a domestic product line, and a significant loss arising therefrom. A whole series of class action and derivative action law suites arose. By the end of 2005, the class actions were consolidated into a single suit with the lead law firm being Lerach, Coughlin, Stoia, Rudman, Robbins (the "Lerach Firm")[3]. The Lerach Firm arranged for a companion derivative action to be brought by its brother law firm (Robbins, Umeda & Fink) in San Diego and by a New York lawyer, who happens to be the spouse of a sitting judge in the Eastern District of New York.

In 2005 and the first half of 2006, Class Counsel and Derivative Counsel took no discovery at all. David H. Brooks ("Brooks") former CEO, was firmly in control of DHB in a conspiracy which, the U.S. Attorney and SEC alleges, continued through at least mid-July of 2006.

In May, 2006, Lerach and representatives of Brooks'commenced "settlement" discussions, which led to the Settlement announced in July, 2006 MOU of Settlement. The principles of Settlement are simple: (i) the Company pays everything; (ii) Brooks and the other individual defendants pay nothing; (iii) the Lerach firm gets a multi-million dollar windfall fee unopposed by the other parties. Derivative counsel, purportedly in exchange for a $300,000 fee, agreed to settle the Derivative case with zero recovery for the publicly-owned Company, despite the fact that it had been financially pillaged by Brooks and Individual Defendants.

That Settlement has never been presented to the stockholders for an up and down vote, or any advisory action. It has never been presented to an Independent Board of Directors for an up and down vote. The current Board consists of seven persons, six of whom have never been elected by the stockholders of the Company,

[3] Mr. Lerach is currently in Federal Prison serving a two year term for violation of the Federal Securities Laws relating to Class Actions.

or previously presented for election; and five of whom have never voted for or against the Settlement.

The Settlement terms leave Brooks in voting control of the Company, even equipping him with more than 6,000,000 Shares[4] plus, and for which, as of the date hereof, the Company has never been paid one penny.[5]

The Settlement goes to the heart of corporate democracy. Is the Company going to be a weak sister company forever beholden to its former CEO, Brooks? Or, can it be a fully independent, assertive, publicly-owned Company whose management can proudly comply with all corporate governance requirements, without cowtowing to the demands of former management? Current management simply says that they are abiding by the terms of obligations they inherited as to the Settlement. We respectfully submit that "obligations" created out of thin air in a "fixed" negotiation are not binding on anyone - and the stockholders fairly deserve one chance to say "no" to management, while the litigation is pending and the Courts can make a final determination.

[4] Sold to him at "sweetheart" terms while not requiring him to repay many millions more he and his wife had stolen from the entity.

[5] He has the Shares. The money is in escrow pendente lite.

Conclusion.

In view of the foregoing, the undersigned hereby gives notice of his intention to press for the inclusion of the Proposals in the 2008 Proxy Materials, unless those Proposals can be modified to the mutual satisfaction of the Company and the Proposer. I again state my willingness to negotiate as to the wording of the Proposals, in good faith, with a view to enhancing good corporate governance. But, good governance begins with the consent of the governed. Soliciting stockholder votes on these Proposals will not only enhance stockholder rights, it will strengthen the Board of Directors, benefit the election process, and, in my view, ultimately improve the integrity of the publicly owned Company, no matter how the vote turns out.

In the event that the Staff desires, the undersigned is prepared to provide additional support for inclusion of the Proposals under Rule 14a-8(i)(7). Please feel free to contact me at 516-933-1700, or in my absence, Laura Reeds, Esq. at Carter Ledyard Milburn, 212-732-3232.

Enclosed please find an original plus six copies of this letter and one additional copy for return to the undersigned. Please acknowledge receipt of this letter and the attached, by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed envelope. Thank you.

Very truly yours,

D. David Cohen /ea

DDC/ea

Cc: Sondra Hickey
Division of Enforcement
Securities & Exchange Commission

Kenneth L. Henderson, Esq.
@ Bryan Cave
Telecopier No. 212-541-1357

Gary Sesser, Esq.
Laura Reeds, Esq.
@ Carter Ledyard Milburn

SCHEDULE A

POINT BLANK SOLUTIONS, INC. (the "Company")
PROPOSED RESOLUTIONS
For
SUBMISSION TO SHAREHOLDERS
At
2008 ANNUAL MEETING

RESOLVED, That in the judgment of the Company Shareholders, during the period from at least 2003 continuing to at least July, 2006, the Company was defrauded and looted by its former officers David H. Brooks, Sandra Hatfield, and Dawn Schlegel, while external directors Jerome Krantz, Carey Chasin, Barry Berkman and Gary Nadelman minimally took insufficient action to comply with their fiduciary responsibilities to prevent such misconduct, and that such persons (the "Former Officers and Directors" should be hereafter forever barred from serving in any capacity with the Company.

FURTHER RESOLVED, That the July 2006 Derivative Action Settlement pursuant to which the Company intended, and intends to, forego and relinquish all claims against the Former Officers and Directors without receiving any consideration whatsoever from such persons, be rejected in its entirety, unless substantial consideration is received by the Company from the Former Officers and Directors.

FURTHER RESOLVED, That the Company, by its current officers and counsel, be instructed to proceed with any and all necessary, appropriate and permissible litigation against the Former Officers and Directors unless and until there is a recovery of: (i) Shares, Options, Warrants and other securities held by the Former Officers and Directors, plus (ii) sufficient cash or other consideration, in total sufficient to fairly and adequately compensate the Company for the losses, costs and damages caused to the Company by the Former Officers and Directors.

FURTHER RESOLVED, It is the sense of the shareholders that that the July, 2006 purported private issuance of 6,007,099 additional Shares of DHB Common Stock to David H. Brooks be cancelled, rescinded and rendered void ab initio, without return of any funds or penalty payments to Defendant Brooks, unless and until he shall have first paid to the Company any and all funds misappropriated or improperly taken by him directly or indirectly from the Company, or otherwise owing from him directly or indirectly to the Company.

D. DAVID COHEN

ATTORNEY AT LAW
JERICHO ATRIUM
SUITE 133
500 NO. BROADWAY
JERICHO, NEW YORK 11753

(516) 933-1700
(516) 933-7285
FAX: (516) 933-8454
E-MAIL: DDCLAWFM@AOL.COM

March 18, 2008

VIA TELECOPIER NO. 202-772-9201
AND FEDERAL EXPRESS

Heather L. Maples, Esq.
Special Counsel
Office of Chief Counsel
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Point Blank Solutions, Inc.
Our File No.07323.001

Dear Ms. Maples:

This is further to our telephone conversation of yesterday. Thank you very much for your call, and for your understanding that my letter of March 12, 2008 was a request for reconsideration by the Division of Corporation Finance of its letter of March 10, 2008 re: Point Blank Solutions, Inc. (the "Company") concerning the Company's determination to exclude certain stockholder proposals under Rule 14a 8(i)(7) as relating to "ordinary business operations."

I note, first, that Point Blank Solutions did not file its statement of objections to the stockholder proposals at least eighty (80) days before the date on which it will file definitive proxy materials, as required by 14a 8(j)(1). The Company requested that the Division waive the 80 day requirement. The response of the Office of Chief Counsel refused to waive the 80 day requirement. Under those circumstances, either it infers the Company will wait 80 days before filing definitive proxy materials, or the non-waiver will be mooted by the Divisions other response, to wit, that it will "not recommend enforcement action," if the proposals are omitted from the proxy materials.

For all of the reasons noted in my original letter dated February 27, 2008, and restated, in part, in the letter dated March 12, 2008, the proposals are in no sense of the definition "ordinary business operations" (i.e., mere litigation strategies and related decisions). The situation in question relates to a settlement made by former management of the Company (under Federal indictment, and SEC Complaint) with themselves! The stockholders have never been heard in regard to that Settlement: a basic question of corporate governance, not some miscellaneous ordinary course of business third party litigation.

Further, any possible objection that the proposed stockholder resolutions would be "tying the hands" of management with respect to the pending private litigation was overcome by a revised set of proposed resolutions, which made the resolutions explicitedly "the sense of the stockholders" and added the following paragraph:

"It is the intent of the foregoing resolutions to give management and counsel representing the Company unequivocal general directions as to the sense of the stockholders with respect to the matters set forth therein, but the Resolutions alone shall not constitute a binding obligation on the part of the Company." (See revised Resolutions attached.)

The same was submitted to counsel for the Company after discussion, on March 10th, or prior to the receipt of the Divisions March 10th response (March 12th).

Any "reconsideration" by the Division of the exclusion may be defeased by action by the Company currently. Accordingly, I informed counsel to the Company, this morning, as follows:

"You should know that the Division of Corporate Finance advised me telephonically yesterday that they have accepted my letter objecting to the issurance of a "no action" letter on the exclusion of the proposed resolutions I submitted as "an application for reconsideration of that determination." I have no idea if the reconsideration will be favorable. However, I do believe the Company takes completely unnecessary risks of having to republish the materials if it solicits proxies without awaiting any determination of the application for reconsideration. I urge the Company to await such determination, or include the modified "sense of the Stockholders" resolutions which I previously provided to you. Thank you."

Respectfully submitted,

DDC/ea
Attachment

Cc: Kenneth L. Henderson, Esq.
Via Telecopier 212-541-1357

SCHEDULE A

POINT BLANK SOLUTIONS, INC. (the "Company")
PROPOSED RESOLUTIONS
For
SUBMISSION TO SHAREHOLDERS
At
2008 ANNUAL MEETING

On October 25, 2007, a supplemental federal indictment was filed against Mr. David H. Brooks ("Brooks"), former Chief Executive Officer of the Company, and Ms. Sandra Hatfield, former Chief Operating Officer of the Company. The 2007 indictment supplements an August, 2006 indictment against Ms. Hatfield and Ms. Dawn Schlegel, former Chief Financial Officer of the Company. Following the 2007 indictment, a Department of Justice submission was made in opposition to the proposed and pending Settlement of a Class Action against the Company and Derivative Action by the Company against Brooks and certain other Defendants. Wherefore, and in light of those new developments, it is the sense of the stockholders of the Company that:

RESOLVED, David H. Brooks, Sandra Hatfield, Dawn Schlegel, Jerome Krantz, Carey Chasin, Barry Berkman and Gary Nadelman (the "Former Officers and Directors" should be hereafter forever barred from serving in any capacity with the Company:
Yes [ ] No [ ]

FURTHER RESOLVED, That the July 2006 Derivative Action Settlement pursuant to which the Company intended, and intends to, forego and relinquish all claims against the Former Officers and Directors without receiving any consideration whatsoever from such persons, be rejected in its entirety, unless substantial consideration is received by the Company from the Former Officers and Directors any or some of them.

Yes [ ] No [ ]

FURTHER RESOLVED, That the Company, by its current officers and counsel, be authorized to proceed with any and all necessary, appropriate and permissible litigation against the Former Officers and Directors unless and until there is a recovery of: (i) Shares, Options, Warrants and other securities held by the Former Officers and Directors, plus (ii) sufficient cash or other consideration, in total sufficient to fairly and adequately compensate the Company for the losses, costs and damages caused to the Company by the Former Officers and Directors.

Yes [ ] No [ ]

FURTHER RESOLVED, That the August, 2006 purported private issuance of 6,007,099 additional Shares of DHB Common Stock to David H. Brooks be cancelled, rescinded and rendered void ab initio, without return of any funds or penalty payments to Defendant Brooks, unless and until he shall have first paid to the Company any and all funds, if any, found to have been misappropriated or improperly taken by him directly or indirectly from the Company, or otherwise owing from him directly or indirectly to the Company.

Yes [ ] No [ ]

It is the intent of the foregoing resolutions to give management and counsel representing the Company unequivocal general directions as to the sense of the stockholders with respect to the matters set forth therein, but the Resolutions alone shall not constitute a binding obligation on the part of the Company.

BRYAN CAVE

Kenneth L. Henderson
Direct: 212-541-2275
Fax: 212-541-1357
klhenderson@bryancave.com

SECURITIES EXCHANGE ACT OF 1934

RULE 14a-8

Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104-3300
Tel (212) 541-2000
Fax (212) 541-4630
www.bryancave.com

Chicago
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Kansas City
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And Bryan Cave,
A Multinational Partnership,
London

March 19, 2008

VIA FEDERAL EXPRESS AND FAX
(202) 772-9201

Heather L. Maples
Special Counsel
Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Point Blank Solutions, Inc. – Response to Proponent's Request for Reconsideration

Dear Ms. Maples:

We are counsel to Point Blank Solutions, Inc., a Delaware corporation (the "Company"). We received a copy of a letter dated March 18, 2008 from D. David Cohen (the "Proponent") pursuant to which he requests that the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission reconsider its response to the Company's letter dated February 21, 2008. A copy of the Proponent's letter is attached hereto as Annex A. In the Staff's letter to the Company dated March 10, 2008, the Staff indicated that there appeared to be some basis for the Company's view that it may exclude the Proponent's proposal because it related to the Company's ordinary business operations (i.e., litigation strategy and related decisions) and that the Staff will not recommend enforcement action if the proposal is omitted from the Company's proxy materials. A copy of the Staff's letter is attached hereto as Annex B.

Despite the Proponent's request for reconsideration, the Company continues to believe that the Proponent's proposal may be properly omitted from its 2008 proxy materials pursuant to Rule 14a-8(i)(7) of the Securities Exchange Act of 1934, as amended, because the proposal deals with matters relating to the Company's strategy in ongoing litigation.

As noted in the Company's original request for no-action relief dated February 21, 2008, the Company is currently involved in class action and stockholder derivative litigation and it is clear that the proposal relates to such litigation and seeks to direct management and the Board of Directors specifically on how to handle the litigation. The second resolved clause provides that the "July 2006 Derivative Action Settlement . . .be rejected in its entirety, unless substantial consideration is received by the Company from the Former Officers and Directors." The third resolved clause provides that the "Company, by its current officers and counsel, be instructed to proceed with any and all necessary, appropriate and permissible litigation against the Former Officers and Directors." The last resolved clause provides that it is the sense of the stockholders that the July 2006 private placement, which was conducted pursuant to the MOU and was entered into to fund the settlement, be "cancelled, rescinded and rendered void ab initio." Proponent's request for reconsideration indicates that the proposal "relates to a settlement made by former management of the Company". Based on the plain language of the proposal and the Proponent's request for reconsideration, the proposal relates to the Company's ongoing litigation and its settlement of that litigation, which is pending court approval.

As noted in the Company's original request for no-action relief, the Staff has consistently held that proposals dealing with a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations and that proposals relating to such subject matters are excludable pursuant to Rule 14a-8(i)(7). *See Reynolds American Inc.* (March 7, 2007) (proposal requesting that the company provide information on the health hazards of secondhand smoke excludable as ordinary business operations because it relates to litigation strategy); *The Coca-Cola Company* (January 29, 2007) (proposal seeking the company compensate certain individuals for their losses excludable as ordinary business operations because it relates to litigation strategy); *NetCurrents, Inc.* (May 8, 2001) (proposal requiring the company sue two individuals excludable as ordinary business operations because it relates to litigation strategy); *Microsoft Corporation* (September 15, 2000) (proposal requesting that the board of directors voluntarily spin off a new entity(s) rather than contest the government ordered breakup of the company in court excludable as ordinary business operations because it relates to litigation strategy); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting, among other things, that the company cease specified legal actions in connection with an appeal of a judgment may be excluded as relating to ordinary business operations because it relates to litigation strategy and related decisions); *Crown Central Petroleum Corp.* (Mar. 10, 1998) (proposal requesting board form a committee to supervise currently pending litigation excludable as relating to the conduct of ordinary business operations because it related to litigation strategy).

Because the Proponent's proposal relates to the Company's ongoing litigation strategy, it intrudes on the Company's ordinary business operations and is excludable from the Company's proxy materials in reliance on Rule 14a-8(i)(7).

The Company wishes to further note that the Proponent's proposals were received in connection with the 2008 annual meeting on February 19, 2008 and, while the Company has engaged in discussions with the Proponent regarding revisions to his proposal, the Company has not agreed to any amendment to the Proponent's proposal, despite receiving a revised proposal on March 12, 2008, which is after the SEC issued its response. In addition, we note that a revision to the Proponent's proposal such that it merely seeks a "sense of the stockholders" would be excludable because it would not be a stockholder proposal within the meaning of Rule 14a-8(a). If revised, the Proponent's proposal would not contain a "recommendation or requirement that the company and/or its board of directors take action" as required by Rule 14a-8(a). The Staff has held that submissions seeking to allow a stockholder to simply voice their displeasure are excludable from a company's proxy materials pursuant to Rule 14a-8(a). *See Long Drug Stores Corporation* (January 23, 2008) and *Sensar Corp.* (April 23, 2001).

While the Proponent indicates that stockholders have never had a chance to object to the proposed settlement, the Company wishes to note that stockholders and all other parties with standing have had the opportunity to object to the proposed settlement in the court proceedings, which have been extensive. Indeed, the Proponent filed with the court an objection to the proposed settlement and he also appeared personally before the court on several occasions to express his objections to the preliminary and the final approval of the settlement. The court issued a preliminary approval of the settlement despite all the objections. At present, motions for final approval, as well as various objections, are before the court.

For the reasons set forth above and in the Company's original request for no-action relief dated February 21, 2008, the Company hereby respectfully requests that the Staff deny the Proponent's request for reconsideration or that the Staff sustain its no-action response set forth in its letter dated March 10, 2008. In view of the schedule for the commencement of printing and mailing of the Company's 2008 proxy materials, we respectively request that the Staff issue its response as soon as practicable. A copy of the Staff's response may be faxed as follows:

- To the Proponent (Attention: D. David Cohen) at (516) 933-8454; and
- To the undersigned at (212) 541-1357.

Please feel free to contact me at (212) 541-2275 or Michael McCoy at (212) 541-1114 if you have any questions or concerns.

Please acknowledge your receipt of this letter and the attached annexes by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Kenneth L. Henderson

Enclosures

cc. D. David Cohen, Esq.
Gen. Larry Ellis (Ret.)

ANNEX A

D. DAVID COHEN
ATTORNEY AT LAW
JERICHO ATRIUM
SUITE 133
500 NO. BROADWAY
JERICHO, NEW YORK 11753

(516) 933-1700
(516) 933-7285
FAX: (516) 933-8454
E-MAIL: DDCLAWFM@AOL.COM

March 12, 2008

VIA TELECOPIER NO. 202-772-9201

Heather L. Maples, Esq.
Special Counsel
Office of Chief Counsel
Division of Corporation Finance

Point Blank Solutions, Inc.
Incoming letter dated February 21, 2008
Our File No.07323.001

Dear Ms. Maples:

I have the response of the Office of Chief Counsel, Division of Corporate Finance re: Point Blank Solutions, Inc. dated march 10th to the incoming letter dated February 21, 2008.

The response makes no reference to my objections to the exclusion of the Proposals. Those objections included the following assertions:

. . . the Proposals have been advanced in the best interests of the stockholders generally and the management. The Proposals all concern the <u>proposed</u> Settlement of <u>pending</u> litigation with former officers and directors, three of whom have been separately charged by the SEC and the U.S. Attorney with criminal violations of the Securities Laws and gross violations of their fiduciary responsibilities to the Company. The stockholders have nevr been heard in any balanced way as to the Proposed Settlement. This would be the first time that the stockholders would have a chance to voice their opinions and provide management with insight as to how they want their Company to act.

That Settlement has never been presented to the stockholders for an up and down vote, or any advisory action. It has never been presented to an Independent Board of Directors for an up and down vote. The current Board consists of seven persons, six of whom have never been elected by the stockholders of the Company, or previously presented for election; and five of whom have never voted for or against the Settlement.

C:\WPDATA\01223-98091\07323.001 Point Blank Solutions - Wash\Maples.ltr3-12-08.doc

A full copy of the prior submission is attached hereto on the odd chance that it was not on your desk at the time of the writing of the March 10th letter.

Given the full circumstances of the DHB criminal matters, frankly, it shocks the conscious that the Division would grant an untimely request for exclusions of proposals of this magnitude and significance to the stockholders and corporate governance of the entity.

I respectfully urge that the Division of Corporate Finance re-visit the issues, if at all possible.

Thank you for any consideration which may be forthcoming.

Very truly yours,

DDC/ea
Attachment

Cc: Kenneth L. Henderson, Esq.
Via Telecopier 212-541-1357

ANNEX B

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

March 10, 2008

Kenneth L. Henderson
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104-3300

Re: Point Blank Solutions, Inc.
Incoming letter dated February 21, 2008

Dear Mr. Henderson:

This is in response to your letter dated February 21, 2008 concerning the shareholder proposal submitted to Point Blank Solutions by D. David Cohen. We also have received a letter from the proponent dated February 27, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: D. David Cohen
Attorney at Law
Jericho Atrium
Suite 133
500 No. Broadway
Jericho, NY 11753

END